UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 15, 2025

WILLOW LANE ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-42400	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

250 West 57th Street, Suite 415 New York, NY	10107
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 565-3861

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	WLACU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	WLAC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	WLACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

Business Combination Agreement

General Description of the Business Combination Agreement

On September 15, 2025, Willow Lane Acquisition Corp., a Cayman Islands exempted company (“Willow Lane”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Boost Run Holdings, LLC, a Delaware limited liability company (“Boost Run”), Boost Run Inc., a Delaware corporation (“Pubco”), Benchmark Merger Sub I Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), Benchmark Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and, together with SPAC Merger Sub, the “Merger Subs”), George Peng, solely in his capacity as the representative (the “SPAC Representative”), from and after the Effective Time (as defined below), of the Willow Lane shareholders as of immediately prior to the Effective Time and their successors and assigns (other than the holders of Boost Run’s issued and outstanding membership interests (the “Sellers”)), in accordance with the terms and conditions of the Business Combination Agreement, and Andrew Karos, solely in his capacity as the representative (the “Seller Representative”), from and after the Effective Time, of the Sellers as of immediately prior to the Effective Time and their successors and assigns, in accordance with the terms and conditions of the Business Combination Agreement. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Prior to the consummation (the “Closing”) of the transactions contemplated by the Business Combination Agreement (the “Transactions”), Willow Lane shall transfer, by way of continuation, out of the Cayman Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation. At the Closing, (i) SPAC Merger Sub shall merge into Willow Lane, with Willow Lane continuing as the surviving entity (the “SPAC Merger”), as a result of which the securities of Willow Lane immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled in exchange for the consideration described below; (ii) Company Merger Sub will merge with and into Boost Run, with Boost Run continuing as the surviving entity (the “Company Merger”, and together with the SPAC Merger, the “Mergers”), as a result of which the securities of Boost Run immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled in exchange for the consideration described below; and (iii) as a result of the Mergers, Willow Lane and Boost Run will become wholly-owned subsidiaries of Pubco and Pubco will become a publicly traded company. As used herein, “Effective Time” means 5:00 P.M. on the date of the Closing (or such other date and/or time as may be agreed in writing by Boost Run and Willow Lane), at which time each of the Mergers shall be consummated simultaneously by the filing of appropriate certificates of merger with the Secretary of State of the State of Delaware.

Consideration

In exchange for the cancellation of the securities of Willow Lane, the holders of those securities will receive substantially equivalent securities of Pubco. In exchange for the cancellation of the securities of Boost Run, the holders of interests in Boost Run as of the Effective Time (the “Sellers”) will receive, in the aggregate: (i) an installment note to be paid by Pubco in the initial principal amount of $8,500,000 (the “Note”) to be paid to Andrew Karos, Chief Executive Officer of Boost Run, plus (ii) a number of newly issued shares of Pubco common stock equal to $441,500,000 divided by $10.00; plus (iii) 7,875,000 newly issued shares of Pubco Class A Common Stock, par value $0.0001 per share, of Pubco (“Pubco Class A Common Stock”) (the “Earnout Shares”), which may be earned by one of the Sellers, Mr. Karos, based on the performance of Pubco Class A Common Stock during the three-year period after the Closing (the “Earnout Period”), as follows: in the event the volume-weighted average price (“VWAP”) of the Pubco Class A Common Stock equals or exceeds the prices below for any 20 trading days within any consecutive 30 trading days during the Earnout Period, Mr. Karos shall be entitled to receive the following amount of Earnout Shares: (x) $12.50 per share – 2,625,000 Earnout Shares, (y) $15.00 per share – 2,625,000 Earnout Shares and (z) $17.50 per share – 2,625,000 Earnout Shares.

Representations and Warranties

The Business Combination Agreement contains representations and warranties reasonably customary for similar transactions, made by the parties as of the date of the Business Combination Agreement or other specified dates, solely for the benefit of certain of the parties to the Business Combination Agreement, and in certain cases are subject to specified exceptions and qualifications, such as materiality, the absence of a Material Adverse Effect (as defined below), knowledge and other exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. As used in the Business Combination Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Business Combination Agreement will not survive the closing of the Transactions and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants

Each party to the Business Combination Agreement has agreed to use its reasonable best efforts to consummate the Transactions. The Business Combination Agreement also contains certain customary covenants by each of the parties that apply during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement (the “Interim Period”), including (i) the provision of access to the applicable party’s properties, books and personnel; (ii) the operation of the parties’ respective businesses in the ordinary course of business; (iii) Willow Lane’s public filings; (iv) no insider trading; (v) notifications to the other parties of certain breaches, consent requirements and other matters; (vi) obtaining third party and regulatory approvals; (vii) tax matters; (viii) further assurances; (ix) public announcements; (x) confidentiality; and other covenants. The Business Combination Agreement also contains certain customary post-Closing covenants, including in regard to (1) tax matters; (2) the maintenance of books and records; (3) the indemnification of directors and officers; (4) the use of proceeds from Willow Lane’s trust account; and other covenants. Additionally:

Each of Willow Lane and Boost Run will not solicit or enter into a competing alternative transaction, in accordance with customary terms and provisions set forth in the Business Combination Agreement.

Willow Lane will not change, withdraw, withhold, qualify or modify its recommendation to its shareholders for approval of the Business Combination Agreement and the Transactions (a “Change in Recommendation”); provided, however, that if at any time prior to (but not after) obtaining the approval of the Willow Lane shareholders, the Willow Lane board determines in good faith, in response to an “Intervening Event” (including any material event or development following the date of the Business Combination that was not reasonably foreseeable to, or the consequences or magnitude of which were reasonably foreseeable to, the board of Willow Lane, except for changes relating to the Transactions, changes in the price or trading volume of Class A ordinary shares, par value $0.0001 per share, of Willow Lane (“Willow Lane Class A Ordinary Shares”), certain changes specified in the definition of Material Adverse Effect and certain other changes) after consultation with its outside legal counsel, that the failure to make a Change in Recommendation would be a breach of its fiduciary duties under applicable law, then the board may make a Change in Recommendation, provided that Willow Lane delivers, pursuant to procedures set forth in the Business Combination Agreement, written notice advising Boost Run that the Willow Lane board proposes to take such action and containing the material facts underlying the board’s determination. If requested by Boost Run, Willow Lane will use its reasonable best efforts to engage in good faith negotiations with Boost Run to make adjustments in the terms and conditions of the Business Combination Agreement that obviate the need for a Change in Recommendation.

Boost Run will deliver to Willow Lane financial statements audited by a PCAOB-qualified auditor in accordance with PCAOB auditing standards for its fiscal years ended December 31, 2023 and December 31, 2024, accompanied by an unqualified opinion of the auditor thereon, as soon as practicable after the date of the Business Combination Agreement but no later than 45 days from the date of the Business Combination Agreement. In addition, Boost Run will deliver to Willow Lane unaudited monthly and quarterly financial information through the Closing Date.

Willow Lane, Boost Run and Pubco will, as promptly as practicable after the date of the Business Combination Agreement, prepare and file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the securities of Pubco to be issued pursuant to the Transactions, and containing a proxy statement/prospectus for the solicitation of proxies from Willow Lane shareholders to approve the Business Combination Agreement, the Transactions and related matters at an extraordinary general meeting of Willow Lane’s shareholders, and providing Willow Lane’s public shareholders with an opportunity to request redemption of their public shares in connection with the Transactions, as required by Willow Lane’s amended and restated memorandum and articles of association and Willow Lane’s initial public offering prospectus (the “Redemption”).

Boost Run will call a meeting of its members in order to obtain the requisite vote of its members to approve the Business Combination Agreement and each of the ancillary documents to which Boost Run is or is required to be a party or bound and the consummation of the transactions contemplated thereby (the “Boost Run Member Approval”) and use its reasonable best efforts to solicit proxies from its members prior to such meeting and to take all other actions necessary or advisable to secure the Boost Run Member Approval, including enforcing the Seller Support Agreement (as described below). At the request of Willow Lane, Boost Run shall make the members of its management reasonably available to participate in management presentations, “road shows,” rating agency presentations, meetings with financing sources and similar events in connection with obtaining the approval of Willow Lane shareholders, any “share recycling” efforts by Willow Lane and the obtaining of any debt or equity financing, ratings or governmental or other third-party approvals.

The parties shall take all action necessary so that, effective at the Closing, the post-Closing board of directors of Pubco will consist of seven (7) individuals, two (2) of whose members will be designated by Willow Lane and five (5) of whose members will be designated by Boost Run, at least four (4) of whom shall be independent directors in accordance with the requirements of The Nasdaq Stock Market LLC (“Nasdaq”). The parties shall also take all action necessary so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Pubco immediately after the Closing will be the same individuals (in the same office) as that of Boost Run immediately prior to the Closing (unless, at its sole discretion, Boost Run desires to appoint another qualified person to either such role, in which case, such other person(s) identified by Boost Run shall serve in such role or roles).

During the Interim Period, Willow Lane may, but shall not be required to, enter into financing agreements for one or more transaction financings, on such terms and structuring, and using such strategy, placement agents and approach, as Willow Lane and Boost Run shall reasonably agree (with Boost Run’s agreement thereto not to be unreasonably withheld, conditioned or delayed). These financings may be structured as one, or a combination of, common equity, preferred equity, convertible equity or debt, non-redemption or backstop arrangements with respect to Willow Lane’s trust account, a committed equity facility, debt facility and/or other sources of cash or cash equivalents, in each case, whether such investment is into Willow Lane, Boost Run or Pubco.

Closing Conditions

Under the Business Combination Agreement, the obligations of the parties to consummate the Transactions are subject to a number of conditions customary in transactions undertaken by special purpose acquisition companies, including, among others: (i) the receipt of the approval of Willow Lane’s shareholders of the Business Combination Agreement and the transactions contemplated thereby; (ii) the consummation of the Business Combination not being prohibited by applicable law; (iii) the effectiveness of the Registration Statement; and (iv) the shares of Pubco Class A Common Stock and the Pubco Warrants having been approved for listing on Nasdaq.

Unless waived by Willow Lane, the obligations of Willow Lane to consummate the Transactions are also subject to the satisfaction of the following closing conditions, in addition to customary closing certificates and other closing deliveries: (1) the representations and warranties of Boost Run, Pubco, SPAC Merger Sub and Company Merger Sub being true and correct, subject where applicable to materiality standards contained in the Business Combination Agreement; (2) compliance by Boost Run, Pubco, SPAC Merger Sub and Company Merger Sub with their respective pre-closing covenants, subject where applicable to materiality standards contained in the Business Combination Agreement; (3) no occurrence of a Material Adverse Effect with respect to Boost Run or Pubco since the date of the Business Combination Agreement; and (4) certain specified ancillary documents, including employment agreements between Pubco and Andrew Karos and Erik Guckel, respectively (the “Employment Agreements”), being in full force and effect.

Unless waived by Boost Run, the obligations of Boost Run, Pubco, SPAC Merger Sub and Company Merger Sub to consummate the Transactions are also subject to the satisfaction of the following closing conditions, in addition to customary closing certificates and other closing deliveries: (i) the representations and warranties of Willow Lane being true and correct, subject where applicable to materiality standards contained in the Business Combination Agreement; (ii) compliance by Willow Lane with its pre-closing covenants, subject where applicable to materiality standards contained in the Business Combination Agreement; and (iii) certain specified ancillary documents being in full force and effect.

Termination

The Business Combination Agreement contains certain termination rights, including, among others, the following: (i) upon the mutual written consent of Willow Lane and Boost Run; (ii) by either Willow Lane or Boost Run if the closing conditions pursuant to the Business Combination Agreement have not been satisfied or waived by March 10, 2026 (provided that the party seeking to terminate was not the cause of the failure to complete the conditions by that date); (iii) by Willow Lane or Boost Run if a Governmental Authority shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions; (iv) by Boost Run for Willow Lane’s material breach of the Business Combination Agreement, if the breach would result in the failure of the related condition to Closing and the breach or inaccuracy is incapable of being cured or is not cured in accordance with the terms of the Business Combination Agreement; (v) by Willow Lane in connection with a breach of a representation, warranty, covenant or other agreement by Boost Run, Pubco, SPAC Merger Sub, Company Merger Sub or the Seller Representative, if the breach would result in the failure of the related condition to Closing and the breach or inaccuracy is incapable of being cured or is not cured in accordance with the terms of the Business Combination Agreement; (vi) by Willow Lane if there shall have been a Material Adverse Effect on Boost Run following the date of the Business Combination Agreement which is uncured and continuing; (vii) by either Willow Lane or Boost Run if the Willow Lane shareholder meeting is held and the Willow Lane shareholder approval is not received; and (viii) by Willow Lane if Boost Run has not delivered its required audited financial statements to Willow Lane within 45 days from the date of the Business Combination Agreement.

If the Business Combination Agreement is terminated in accordance with the terms of the Business Combination Agreement, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to public announcements, confidentiality, the effect of termination, fees and expenses, the trust fund waiver and customary miscellaneous provisions) will terminate and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to termination.

Trust Account Waiver

Boost Run has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Willow Lane’s trust account held for its public shareholders, and has agreed not to, and has waived any right to, make any claim against the trust account (including any distributions therefrom).

Governing Law

The Business Combination Agreement is governed by New York law; provided, however, that any matters that are required to be governed by the laws of the Cayman Islands (including, without limitation, fiduciary duties that may apply to directors and officers, as applicable) shall be governed by the laws of the Cayman Islands. The parties are subject to the exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof).

A copy of the Business Combination Agreement is attached as Exhibit 2.1 hereto and is incorporated herein by reference.

Related Agreements

Seller Support Agreements

Simultaneously with the execution of the Business Combination Agreement, each Seller entered into a seller support agreement (each, a “Seller Support Agreement”), pursuant to which, among other things, such Seller has agreed to vote its membership interests in favor of the adoption of the Business Combination Agreement, the ancillary documents, the approval of the Transactions and any amendments to Boost Run’s organizational documents in connection therewith, subject to certain customary conditions. Each Seller also agreed to take certain other actions in support of the Business Combination Agreement and the Transactions (and any actions required in furtherance thereof) and refrain from taking actions that would adversely affect their ability to perform such Seller’s obligations under the Seller Support Agreement. Each Seller also agreed not to transfer their membership interests in Boost Run during the period from and including the date of the Seller Support Agreement and the first to occur of the date of Closing or the date on which the Seller Support Agreement is terminated. A copy of the form of this agreement is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, each Seller entered into a lock-up agreement (each, a “Lock-Up Agreement”), pursuant to which such Seller agreed not to (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Pubco Common Stock to be received by such Seller in the Transactions, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares of Pubco Common Stock, or (iii) publicly disclose the intention to do any of the foregoing, for a period commencing from the Closing and ending on the date that is 6 months after the Closing; provided, however, that the lock-up period shall not apply to 10% of each Seller’s restricted securities (subject to early release on the earlier upon (x) the date on which the volume-weighted average trading price of one share of Pubco Common Stock quoted on Nasdaq (or such other exchange on which the shares of Pubco Common Stock may then be listed) is greater than or equal to $12.00 for any 20 trading days within any 30 consecutive trading day period beginning on the day of Closing and (y) the date after the Closing on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Common Stock for cash, securities, or other property), subject to certain customary transfer exceptions. A copy of the form of this agreement is attached as Exhibit 10.2 hereto and is incorporated herein by reference.

Insider Letter Amendment

Simultaneously with the execution of the Business Combination Agreement, Willow Lane, Pubco, Boost Run and the underwriter of the Willow Lane initial public offering, on the one hand, and Willow Lane Sponsor, LLC (the “Sponsor”) and Willow Lane’s directors and officers, on the other hand, entered into an amendment (the “Insider Letter Amendment”) to the letter agreement that was entered into in connection with Willow Lane’s initial public offering (the “Insider Letter”) to (i) add Pubco and Boost Run as parties to the Insider Letter, (ii) revise the terms of the Insider Letter to reflect the Transactions, including the issuance of Pubco securities in exchange for Willow Lane securities, and have Pubco assume and be assigned the rights and obligations of Willow Lane under the Insider Letter, (iii) amend the terms of the lock-up set forth in the Insider Letter to conform with the lock-up terms in the Lock-Up Agreements described above, and (iv) release 10% of the Willow Lane Founder Shares from lock-up restrictions, subject to and contingent upon the Closing. A copy of this agreement is attached as Exhibit 10.3 hereto and is incorporated herein by reference.

Non-Competition and Non-Solicitation Agreement

Simultaneously with the execution of the Business Combination Agreement, Willow Lane, Pubco and Boost Run entered into a Non-Competition and Non-Solicitation Agreement in favor of Pubco and Boost Run with Andrew Karos, which will be effective as of the Closing and will provide for a restricted period from the Closing until the third anniversary of the Closing Date. A copy of the form of this agreement is attached as Exhibit 10.4 hereto and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

Prior to the Closing, Willow Lane, Pubco, the Sponsor and the Sellers will enter into an Amended and Restated Registration Rights Agreement that will amend and restate the registration rights agreement entered into at the time of Willow Lane’s initial public offering, pursuant to which (i) Pubco will assume the registration obligations of Willow Lane under such registration rights agreement, with such rights to apply to the shares Pubco Common Stock, and (ii) the Sellers will be granted registration rights thereunder. A copy of the form of this agreement is attached as Exhibit 10.5 hereto and is incorporated herein by reference.

Transfer Agreement, Earnout Agreement

Simultaneously with the execution of the Business Combination Agreement, and in connection with the execution of the Earnout Agreement described below, the Sponsor and Goodrich ILMJS LLC (the “SPV”) entered into a Transfer Agreement providing that the SPV shall have the right, but not the obligation, to purchase from the Sponsor, immediately prior to the Closing, 27.5% of the 4,628,674 Class B ordinary shares of Willow held by the Sponsor and 27.5% of the 4,007,222 warrants to purchase Willow Lane held by the Sponsor, at a purchase price for all such securities equal to $1.75 per Founder Share purchased. A copy of the form of this agreement is attached as Exhibit 10.6 hereto and is incorporated herein by reference.

Simultaneously with the execution of the Business Combination Agreement, and in connection with the execution of the Transfer Agreement described above, Pubco, the Sponsor and the SPV entered into an Earnout Agreement providing that each of the Sponsor and the SPV may earn 1,687,500 newly issued shares of Pubco Class A Common Stock (or 3,375,000 shares in total) based on the performance of Pubco Class A Common Stock during the three-year following the Closing, as follows: in the event that the VWAP of Pubco Class A Common Stock equals or exceeds the prices set forth below for any 20 trading days within any consecutive 30 trading days during the specified earnout period, each of the Sponsor and the SPV shall be entitled to receive the following amounts of such shares: (i) $12.50 per share – 562,500 such shares each; (ii) $15.00 per share – 562,500 such shares each; and (iii) $17.50 per share – 562,500 such shares each. A copy of the form of this agreement is attached as Exhibit 10.7 hereto and is incorporated herein by reference.

Additional Information and Where to Find It

Willow Lane, Boost Run and Pubco intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a proxy statement of Willow Lane and a prospectus in connection with Business Combination, referred to as a proxy statement/prospectus. The definitive proxy statement and other relevant documents will be mailed to shareholders of Willow Lane as of a record date to be established for voting on Willow Lane’s proposed Business Combination with Boost Run. SHAREHOLDERS OF WILLOW LANE AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT AND AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH WILLOW LANE’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT WILLOW LANE, BOOST RUN, PUBCO AND THE BUSINESS COMBINATION. Shareholders will be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Willow Lane Acquisition Corp., 250 West 57th Street, Suite 415, New York, NY 10107; or Boost Run LLC, 5 Revere Drive, Suite 200 Northbrook, IL 60062.

Forward-Looking Statements

The information in this Current Report on Form 8-K includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits and timing of the completion of the Business Combination; statements about Boost Run’s market opportunity and the potential growth of that market; Boost Run’s strategy, outcomes and growth prospects; trends in Boost Run’s industry and markets; the competitive environment in which Boost Run operates; the ability for Boost Run to raise funds to support its business; the sources and uses of cash of the Business Combination; and the anticipated capitalization and enterprise value of the Pubco following the consummation of the Business Combination. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of Boost Run’s and Willow Lane’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Boost Run and Willow Lane.

These forward-looking statements (including projections) are predictions, and other statements about future events or conditions that are based on current expectations, estimates and assumptions and, as a result, are subject to risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts Boost Run’s current plans and operations as a result of the announcement and consummation of the Business Combination; the inability of the parties to recognize the anticipated benefits of the Business Combination; the ability to maintain the listing of Willow Lane’s securities on a national securities exchange; the ability to obtain or maintain the listing of the Pubco’s securities on Nasdaq following the Business Combination, including having the requisite number of shareholders; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; Boost Run’s limited operating history, lack of history of operating as a public company and the rapidly evolving industry in which it operates; Boost Run’s use and reporting of business and operational metrics; uncertainties surrounding Boost Run’s business model; Boost Run’s expectations regarding future financial performance, capital requirements and unit economics; Boost Run’s competitive landscape; capital market, interest rate and currency exchange risks; Boost Run’s ability to manage growth and expand its operations; Boost Run’s ability to attract and retain additional customers and additional business from existing customers; Boost Run’s ability to secure additional data center capacity at affordable rates; Boost Run’s ability to acquire the GPUs necessary to expand its business at anticipated prices; the prices at which Boost Run will be able to sell the services it provides; Boost Run’s ability to provide reliable high compute services; Boost Run’s ability to successfully develop and sell new products and services; the risk that Boost Run’s technology and infrastructure may not operate as expected, including but not limited to as a result of significant coding, manufacturing or configuration errors; the failure to offer high quality technical support; Boost Run’s dependence on members of its senior management and its ability to attract and retain qualified personnel; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic and geopolitical environment; risks related to the marketing of Boost Run’s services to various government entities; uncertainty or changes with respect to laws and regulations; data protection or cybersecurity incidents and related regulations; disruption in the electrical power grid at or near one or more of Boost Run’s data centers; physical security breaches; supply chain disruptions; changes in tariffs or import restrictions; Boost Run’s lack of business interruption insurance; Boost Run’s ability to maintain, protect and defend its intellectual property rights; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Willow Lane’s securities; the risk that the Business Combination may not be completed by Willow Lane’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Willow Lane; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against Boost Run, Willow Lane, Pubco or others following announcement of the proposed Business Combination and the transactions contemplated thereby; the risk that shareholders of Willow Lane could elect to have their shares redeemed, leaving Pubco with insufficient cash to execute its business plans; past performance by Boost Run management team may not be indicative of the future performance of Pubco after the Business Combination; the risk that an active market for the securities of Pubco after the Business Combination may not develop; and those risk factors discussed in documents of Willow Lane, Boost Run and Pubco filed, or to be filed, with the SEC. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Willow Lane nor Boost Run presently know or can anticipate or that Willow Lane and Boost Run currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Willow Lane’s, Boost Run’s and Pubco’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Willow Lane, Boost Run and Pubco anticipate that subsequent events and developments will cause Willow Lane’s, Boost Run’s and Pubco’s assessments to change. However, while Willow Lane, Boost Run and Pubco may elect to update these forward-looking statements at some point in the future, Willow Lane, Boost Run and Pubco specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Willow Lane. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Willow Lane, Boost Run and Pubco undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Participants in the Solicitation

Willow Lane, Boost Run and Pubco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Willow Lane’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of Willow Lane’s securities are, or will be, contained in filings with the SEC relating to the Business Combination. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Willow Lane’s shareholders in connection with the Business Combination, including the names and interests of Boost Run’s directors and executive officers, will be set forth in the proxy statement/prospectus included in the Registration Statement for the Business Combination. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*†	Business Combination Agreement, dated as of September 15, 2025, by and among Willow Lane Acquisition Corp., Boost Run Inc., Benchmark Merger Sub I Inc., Benchmark Merger Sub II LLC, Andrew Karos as Seller Representative, George Peng as SPAC Representative, and Boost Run Holdings, LLC.

10.1†	Form of Seller Support Agreement.

10.2†	Form of Lock-Up Agreement.

10.3	Amendment to Letter Agreement, dated as of September 15, 2025, by and among Willow Lane Acquisition Corp., Willow Lane Sponsor, LLC, BTIG, LLC, Boost Run Inc., Boost Run Holdings, LLC and the members of the board of directors or management team of Willow Lane Acquisition Corp. who are signatories thereto.

10.4†	Form of Non-Competition and Non-Competition Agreement by and among Willow Lane Acquisition Corp., Boost Run Inc., Boost Run Holdings, LLC and Andrew Karos.

10.5	Form of Amended and Restated Registration Rights Agreement.

10.6	Transfer Agreement, dated as of September 15, 2025, by and between Willow Lane Sponsor, LLC and Goodrich ILMJS LLC.

10.7†	Earnout Agreement, dated as of September 15, 2025, by and among Willow Lane Sponsor, LLC, Goodrich ILMJS LLC and Boost Run Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain schedules and attachments to these documents have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon request.

†	Certain personally identifiable information has been omitted from this Exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLOW LANE ACQUISITION CORP.

By:	/s/ B. Luke Weil
Name:	B. Luke Weil
Title:	Chief Executive Officer

Dated: September 19, 2025